File No. 812-13848

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Third Amended and Restated Application for an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

Neuberger Berman ETF Trust

c/o Neuberger Berman Management LLC

605 Third Avenue

New York, NY 10158

Neuberger Berman Management LLC

605 Third Avenue

New York, NY 10158

Please send all communications and orders regarding this Application to:

Rose F. DiMartino, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Page 1 of 74 Sequentially Numbered Pages (including exhibits)

As filed with the Securities and Exchange Commission on May 15, 2012.

VI.	REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS - ETF RELIEF		42

	A.	Sections 2(a)(32) and 5(a)(1)	43

	B.	Section 22(d) and Rule 22c-1	44

	C.	Section 22(e)	46

	D.	Sections 17(a)(1) and (a)(2)	51

	E.	Discussion of Precedent	56

VII.	REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS - INVESTING FUND RELIEF		57

	A.	Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)	57

	B.	Sections 17(a), 17(b) and 6(c)	63

	C.	Discussion of Precedent	65

VIII.	CONDITIONS		65

	A.	Actively Managed Exchange-Traded Fund Relief	66

	B.	Investing Fund Relief	66

IX.	NAMES AND ADDRESSES		69

I.                                         INTRODUCTION

A.            Summary of Requested Relief.

Neuberger Berman ETF Trust (the “Trust”) and Neuberger Berman Management LLC (“NBM” and together with the Trust, “Applicants”) submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) requesting an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, under Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and (B) of the Act (the “Order”).

Applicants are seeking an order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-l under the Act to permit the Trust to create and operate an actively managed investment portfolio, which will offer exchange-traded shares (the “Shares”) with limited redeemability (the “Initial Fund”).  Applicants request that the Order requested herein apply to any future series of the Trust or of other open-end management companies advised by NBM or an NBM Affiliate (as defined below) that may utilize active management investment strategies to operate an exchange-traded fund (“ETF”), subject to the terms and conditions hereof (collectively, the “Future Funds”).  The Initial Fund and the Future Funds may invest in equity securities (the “Equity Funds”) or fixed income securities (the “Fixed Income Funds”) traded in the U.S. or non-U.S. markets, or a combination of equity and fixed income securities (the “Balanced Funds”), as well as foreign currencies, shares of other ETFs and shares of money market mutual funds or other investment companies that invest primarily in short-term fixed income securities, all in accordance with their investment objectives.  The Initial Fund and certain of the Future Funds may invest in equity securities or fixed income securities traded in international markets (the “International Funds”).  Certain Future Funds may invest in future ETFs advised by NBM or an NBM Affiliate (the “Funds of Funds”) pursuant to Section 12(d)(1)(G) of the Act or as otherwise permissible under Section 12(d)(1) of the Act and the rules thereunder.  The Initial Fund and the Future Funds may also invest in a combination of equity, fixed income and U.S. money market securities and/or non-U.S. money market securities.  Any Future Fund will (a) be advised by NBM or an entity controlling, controlled by, or under common control with NBM (an “NBM Affiliate” and each of NBM and such NBM Affiliates that serve as an investment adviser to a Fund, an “Adviser”), and (b) comply with the terms and conditions of the Order granted hereunder.  The Initial Fund and Future Funds together are referred to herein as the “Funds.”  Each Fund will operate as an actively managed ETF.

The requested Order would permit, among other things, (1) Funds to redeem their Shares only in large aggregations (“Creation Units”); (2) the Shares to trade on a national securities exchange, as defined in Section 2(a)(26) of the Act, such as the New York Stock Exchange, LLC and The Nasdaq Stock Market, Inc. (“NASDAQ”) (national securities exchanges are collectively referred to herein as “Exchanges” or individually as an “Exchange”) at negotiated market prices rather than at the net asset value (“NAV”) of the Shares; (3) relief from the seven (7) calendar day redemption requirement for International Funds under specified limited circumstances; and (4) certain affiliated persons of the Funds to buy securities or other property from, and sell securities or other property to, the Funds in connection with the in-kind purchase and redemption of the Shares (this relief is herein referred to as the “ETF Relief”).

Applicants are also requesting that the Order permit registered management investment companies and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” (as defined in Section 12(d)(l)(G)(ii) of the Act) as the Funds, to acquire

Shares beyond the limits of Section 12(d)(l)(A) of the Act.  In this Application, the management companies investing in the Funds in reliance on the Investing Fund Relief (as defined below) are referred to as the “Investing Management Companies,” the investing UITs are referred to as the “Investing Trusts,” and they are collectively referred to herein as the “Investing Funds.”(1) The requested exemptions would also permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (such brokers or dealers, “Brokers” and such law, the “Exchange Act”), to sell Shares beyond the limitations in Section 12(d)(l)(B) of the Act.  In addition, Applicants request relief from Sections 17(a)(l) and (2) to permit each Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Investing Fund to sell its Shares to, and redeem its Shares from, an Investing Fund and to engage in the accompanying in-kind transactions described in this Application.  An Investing Fund may rely on the requested Order, if granted, only to invest in the Funds and not in any other registered investment company.  This relief is referred to herein as the “Investing Fund Relief” (together with the ETF Relief, the “Relief”).

All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of this Application.

B.                                     Comparability to Prior Commission Orders.

The requested relief is substantially similar to relief recently granted by the Commission to other open-end management investment companies with respect to the operation of actively managed ETFs (the “Actively Managed ETF Orders”).(2)  Unlike the orders granted in

(1)	Investing Funds do not include the Funds.

(2)

See In the Matter of AdvisorShares Investments, LLC, et al., Investment Company Act Release No. 29291 (May 28, 2010) (the “AdvisorShares Order”); In the Matter of Pacific Investment Management Company LLC,

the past to permit the operation of index-based ETFs (the “Index-Based ETF Orders”),(3) the Actively Managed ETF Orders relate to ETFs that are based on actively managed portfolios rather than portfolios where securities are selected to correspond to the price and yield et al., Investment Company Act Release No. 28993 (November 10, 2009) (the “PIMCO Active Order”); In the Matter of WisdomTree Trust, et al., Investment Company Act Release No. 28471 (October 27, 2008) (the “WisdomTree Order II”); In the Matter of Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28467 (October 27, 2008) (the “PowerShares Order II”); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 28173 (Feb. 27, 2008) (the “BGFA Order”); In the Matter of Bear Stearns Asset Management, Inc., et al., Investment Company Act Release No. 28172 (Feb. 27, 2008); In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28171 (Feb. 27, 2008) (the “PowerShares Active Order”); and In the Matter of WisdomTree Trust, et al., Investment Company Act Release No. 28174 (Feb. 27, 2008) (the “WisdomTree Order I”).

(3)

See In the Matter of Charles Schwab Investment Management, Inc., et al., Investment Company Act Release No. 28983 (October 23, 2009) (the “Schwab Order”); In the Matter of Arrow Investment Advisers, LLC et al., Investment Company Act Release No. 28910 (September 22, 2009) (the “Arrow Order”); In the Matter of Pacific Investment Management Company LLC, et al., Investment Company Act Release No. 28752 (June 1, 2009) (the “PIMCO Index Order”); In the Matter of NETS Trust, et al., Investment Company Act Release No. 28195 (March 17, 2008) (the “NETS Order”); In the Matter of Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (August 26, 2008); In the Matter of Global X Funds, et al., Investment Company Act Release No. 28433 (October 3, 2008); In the Matter of HealthShares, Inc., et al., Investment Company Act Release No. 27594 (December 7, 2006); In the Matter of Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27483 (September 18, 2006); In the Matter of ProShares Trust, et al., Investment Company Act Release No. 27394 (June 13, 2006); In the Matter of Van Eck Associates Corporation. et al., Investment Company Act Release No. 27311 (May 2, 2006); In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27068 (September 20, 2005); In the Matter of Fidelity Commonwealth Trust, et al., Investment Company Act Release No. 26178 (September 12, 2003); In the Matter of Rydex ETF Trust, et al., Investment Company Act Release No. 25970 (March 31, 2003); In the Matter of PowerShares Exchange-Traded Fund Trust. et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”); In the Matter of UBS Global Asset Management (US) Inc., et al., Investment Company Act Release No. 25767 (October 11, 2002) (the “UBS Order”); In the Matter of ETF Advisors Trust, et al., Investment Company Act Release No. 25759 (September 27, 2002); In the Matter of Nuveen Exchange-Traded Index Trust, et al., Investment Company Act Release No. 25451 (March 4, 2002) (the “Nuveen Order”); In the Matter of Vanguard Index Funds. et al., Investment Company Act Release No. 24789 (December 12, 2000), as subsequently amended (the “Vanguard Order”); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as subsequently amended; In the Matter of Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998), as subsequently amended; In the Matter of The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 6, 1996), as subsequently amended (the “Foreign Order”); In the Matter of CountryBaskets Index Fund, Inc., et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”). See also In the Matter of BLDRS Funds Trust, et al., Investment Company Act Release No. 25797 (November 8, 2002); In the Matter of Diamonds Trust, et al., Investment Company Act Release No. 22979; In the Matter of Nasdaq-100 Trust, et al., Investment Company Act Release No. 23702 (February 22, 1999) (the “Nasdaq-100 Order”); In the Matter of MidCap SPDR Trust Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap Order”); In the Matter of SPDR Trust Series I, Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”), and In the Matter of SuperTrust Trust for Capital Market Fund, Inc. Shares, et al., Investment Company Act Release No. 17809 (October 19, 1990) (the “SuperTrust Order”).

performance of a particular securities index.  In contrast to index-based ETFs, the relief requested herein would permit a Fund to hold equity securities, fixed income securities, shares of other ETFs and other securities selected by the Adviser, and the performance of a Fund may be unrelated to the performance of any securities index.  Notwithstanding the ability of the Adviser to select portfolio securities independent of an index, as with other ETFs that are the subject of prior Commission orders, the Funds described herein will invest primarily in liquid securities and will disclose their portfolio holdings on a daily basis.  Because the investment objectives of the Funds will not be based on the performance of an underlying index, this Application addresses not only the customary issues raised by an index-based ETF, but also the additional issues the Commission has raised with respect to an actively managed ETF.(4)  Certain requested relief also is consistent with the Commission’s recent proposal that would permit index-based and transparent actively managed ETFs (such as the Funds) to operate without the need to obtain an exemptive order from the Commission (the “Proposed ETF Rule”).(5)

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.                                     APPLICANTS

A.                                   The Trust.

The Trust is a Delaware statutory trust that will be registered with the Commission as an open-end management investment company.  The Trust is organized as a series fund with the potential to include multiple series whose shares will be offered and sold pursuant to a registration statement on Form N-1A (the “Registration Statement”) under the

(4)	See Investment Company Act Release No. 25258 (November 8, 2001) (the “Concept Release”).

(5)	See Investment Company Act Release No. 28193 (March 11, 2008) (the “Proposing Release”).

Securities Act of 1933 (the “Securities Act”).(6)  Each Fund will have a distinct investment objective and will attempt to achieve such objective by utilizing an “active” management strategy based entirely upon various qualitative or quantitative strategies or other proprietary approaches for asset allocation, security selection and portfolio construction.  Each Fund will consist of portfolio securities and other instruments selected by the Adviser to achieve the Fund’s specific investment objective.(7)

The Trust is overseen by a board of trustees (the “Board,” the members of which are referred to as “Trustees”), which will adhere to the composition requirements of Section 10 of the Act.  Each Fund will adopt fundamental policies consistent with the Act and be classified as “diversified” or “non-diversified” under the Act.  Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the requirements to be considered a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

The Trust will appoint an administrator (the “Administrator”), custodian (the “Custodian”), fund accountant (the “Fund Accountant”), transfer agent (the “Transfer Agent”) and dividend disbursing agent (the “Dividend Disbursing Agent”).  Certain of these services may be performed by the Adviser or its affiliates.  The performance of their duties and obligations will be conducted within the provisions of the Act and the rules thereunder.

(6)	Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009), as well as any other applicable disclosure requirements.

(7)

Neither the Initial Fund nor any Future Fund will invest in option contracts, futures contracts, or swap agreements; however, Applicants reserve the right to seek relief in the future to permit such investments.

B.                                     The Adviser.

NBM will be the investment adviser to the Initial Fund.  Future Funds may be advised by the Adviser.(8)  NBM is a Delaware limited liability company with its principal office located in New York, New York.  It is registered as an investment adviser under Section 203 of the Advisers Act.  NBM is wholly-owned by Neuberger Berman Group LLC (“Neuberger Berman Group”), a majority of the voting equity of which is indirectly owned by certain of its employees.  The remaining voting equity of Neuberger Berman Group is owned by Lehman Brothers Holdings Inc. and certain of its affiliates.  Together, NBM and its affiliates are part of a global investment management firm that manages approximately $193 billion in assets with approximately 1,700 employees as of December 31, 2011, and continues an asset management history that began in 1939.  NBM generally serves as the investment adviser to open-end and closed-end management investment companies.

The Board may determine that it is advisable for the Funds to lend securities.  If the Board determines that it is advisable for the Funds to lend securities, it is currently anticipated that an affiliated or unaffiliated agent will be appointed securities lending agent (the “Securities Lending Agent”) for each Fund.  If securities loans are made, the Trust or any series thereof relying on such loans and the Securities Lending Agent will comply with the Commission staff’s guidelines regarding the lending of portfolio securities of an open-end investment company, as well as the terms and conditions of any Commission exemptive order

(8)

The Adviser to any Fund will be registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser may elect to enter into subadvisory agreements with respect to the management of the Funds, including with NBM Affiliates. If the Adviser were to enter into a subadvisory agreement with an NBM Affiliate or other subadviser (each a “Subadviser”) with respect to the management of any Fund, such Subadviser will be registered as an investment adviser under the Advisers Act.

applicable to the Securities Lending Agent’s activities as securities lending agent for funds advised by NBM.

C.                                     The Distributor.

NBM will serve as the principal underwriter and distributor for each of the Creation Units of Shares (as used herein, the term “Distributor” means NBM or any other entity that may serve in the future as a distributor of Shares).(9)  NBM is a broker-dealer registered under the Exchange Act and a member of the Financial Industry Regulatory Authority (“FINRA”).  Neither the Trust nor NBM is an affiliate of an Exchange (although Neuberger Berman LLC, an affiliate of NBM, is a member of certain U.S. securities exchanges).

III.                                 APPLICANTS’ PROPOSAL: OPERATION OF ACTIVELY MANAGED ETFS

A.                                   Overview of the Funds.

1.               The Initial Fund and the Future Funds

The Trust will initially consist of a single series identified as the Initial Fund below.  The Trust may also create Future Funds.  The Funds will operate as ETFs in a manner substantially similar to that of the ETFs that have received relief pursuant to the Actively Managed ETF Orders.  A Fund will not seek to replicate the performance of a securities index, but will pursue an investment objective through active management, including, in the case of the Funds of Funds, by investing in shares of other ETFs.  As with existing index-based ETFs and recently approved actively managed ETFs, each Fund will periodically change the composition of its portfolio and will provide market participants information regarding any such change in

(9)

It is possible that a Fund may enter into agreements with affiliates of the Adviser that are broker-dealers registered under the Exchange Act to serve as distributors of Shares. A Fund may enter into agreements with (i) broker-dealer affiliates of the Adviser to serve as the Fund’s principal underwriter or distributor and (ii) broker-dealers that are not affiliates of the Adviser to serve as the Fund’s principal underwriter or distributor. Any Distributor for a Fund will be registered as a broker-dealer under the Exchange Act.

portfolio composition the following day (“T+1”), the first day that such change would be reflected in the Fund’s net asset value (“NAV”).(10)

On each day the Exchange is open for business, before the commencement of trading on the Exchange (currently 9:30 a.m. Eastern Time), the Adviser will disclose on the Trust’s website the identities and quantities of the securities and other assets held by each Fund that will form the basis of its calculation of NAV as of the close of regular trading on the Exchange (usually 4:00 p.m. Eastern Time) each Business Day.(11)  The Trust’s website and information therein will be publicly available free of charge.  Each Business Day, the Adviser also will make available through the National Securities Clearing Corporation (“NSCC”) before the commencement of shares trading on the Exchange (currently 9:30 a.m. Eastern Time), the current portfolio deposit (based on information at the end of the previous Business Day) for each Fund.

As with existing index-based ETFs and approved actively managed ETFs, because the portfolio holdings of each Fund and any changes to such holdings will be published and transparent, each Fund’s portfolio holdings will be readily ascertainable by market participants.  Applicants believe that the transparency of each Fund will be at least equal to that of existing index-based ETFs and actively managed ETFs.  In an effort to preserve transparency, the Funds will provide market participants information regarding any such change in portfolio composition on T+1, the first day that such security would be reflected in the Fund’s NAV.

(10)

Under accounting procedures followed by the Funds, trades made on the prior Business Day (as defined below) (“T”) will be booked and reflected in NAV on the current Business Day, T+l. Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

(11)	Each day that a Fund is open for business, including as required by Section 22(e) of the Act, is a “Business Day.”

Creation Units generally may only be purchased or redeemed by Authorized Participants, which, as defined below, are normally large institutional broker-dealers that have signed a contract with the ETF relating to settlement of transactions.  Other market participants may purchase or redeem Creation Units only by using an Authorized Participant as an agent.  Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs.  Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.  Applicants expect that the price at which the Shares trade will be influenced by so-called “arbitrage opportunities” created in part by the ability to continually purchase or redeem Creation Units at their NAV, which should ensure that the Shares will not trade at a significant discount or premium in relation to their NAV.

a.  The Initial Fund

Each Fund will attempt to achieve a specified investment objective utilizing an active management strategy.  The Trust will initially be comprised of one series.  Subject to current market conditions, the Initial Fund will be the Neuberger Berman Real Return Active ETF.  The investment objective of the Initial Fund will be to provide risk-adjusted returns through investments in U.S. and foreign equity and fixed income markets.  To pursue its goal, the Initial Fund will allocate its assets primarily between stocks of companies of all capitalizations and investments in bonds, bank loans and other fixed income securities and debt instruments as will be more fully described in the Trust’s Registration Statement.  In addition to equity and fixed income related securities, the Initial Fund (and any Future Fund) may invest its assets in depositary receipts, exchange-traded securities, cash and high-quality securities, liquid short-term instruments, including shares of money market funds (whether or not affiliated with the Adviser), and other securities deemed appropriate by the Adviser.  The Initial Fund (and any Future Fund) may also invest in, among other types of securities, credit-linked notes, indexed and inverse floating rate securities, convertible securities, common and preferred stocks, private placements and other restricted securities, and shares of other investment companies, including ETFs.  The Initial Fund (and any Future Fund) may also lend portfolio securities.  In addition, the Initial Fund (and any Future Fund) may use short sales to enhance returns as part of an overall investment strategy or to offset a potential decline in the value of other holdings (i.e., hedging), although the Initial Fund (and any Future Fund) is not required to hedge and may choose not to do so.

2.               Depositary Receipts

Applicants anticipate that certain Funds, including the International Funds, will invest a portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”).  Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership in a security or pool of securities that have been deposited with the depositary.(12)  A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

3.               Management of the Funds

While the Adviser will manage each Fund, the Board will have overall supervision over the Funds’ operations.  The composition of the Board will be in compliance with the requirements of Section 10 of the Act.

(12)

“Depositary Receipts” include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and traded on a foreign exchange. No affiliated persons of Applicants will serve as the depositary for any Depositary Receipts held by a Fund.

4.               Exchange Listing

The Trust intends to submit an application to list the Shares of its Funds on an Exchange.  As long as a Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.  Neither the Trust, the Funds, the Adviser, any Subadviser nor Distributor will be an affiliated person (as such term is defined in the Act) of the Exchange on which Shares are listed.  Shares may be cross-listed on one or more foreign securities exchanges.  The Distributor will not maintain a secondary market in the Shares, but one or more specialists (each, a “Specialist”) or market makers (each, a “Market Maker”), as the case may be, acting in their role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.(13)

B.                                     Capital Structure and Voting Rights: Book Entry.

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state laws applicable to trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates.  The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record registered owner of all outstanding Shares.  Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC and DTC Participants”).  Shareholders will exercise their rights

(13)

Unlike on other Exchanges where a Specialist oversees trading in Shares, on NASDAQ numerous Market Makers buy and sell Shares for their own accounts on a regular basis. Accordingly, if Shares are listed on NASDAQ, no particular Specialist will be contractually obligated to make a market in Shares. Rather, under NASDAQ’s listing requirements, two or more Market Makers must be registered as Market Makers in Shares to maintain the listing and required to make a continuous, two-sided market at all times or be subject to regulatory sanctions. Applicants believe that the characteristics of a NASDAQ listing will not cause Shares to trade differently than if they were listed on another Exchange. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

in such securities indirectly through DTC and DTC Participants.  The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified.  No shareholder shall have the right to receive a certificate representing Shares.  Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of DTC and DTC Participants.

C.                                     Purchase and Redemption of Creation Units.

Each Fund will sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received.  Each Fund will issue and sell Shares on any Business Day.  The NAV of each Fund normally will be determined as of the close of the regular trading session on the Exchange (ordinarily 4:00 p.m. Eastern time) on each Business Day.(14)  The NAV of certain Fixed Income Funds, Balanced Funds and non-U.S. Equity Funds may be determined prior to 4:00 p.m. Eastern Time on each Business Day.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis.  Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption

(14)	Applicants note that each Fund will have in place procedures that provide for the fair valuation of Deposit Instruments (as defined below) in calculating NAV.

Instruments”).(15)  On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.”  The Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions) as of the end of the prior Business Day, except:

(a)                                  in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)                                 for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;(16) or

(c)                                  TBA Transactions, short positions and other positions that cannot be transferred in kind(17) will be excluded from the Creation Basket.(18)

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to

(15)

The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

(16)	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

(17)	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

(18)	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

that difference (the “Cash Amount”).  A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)                                  to the extent there is a Cash Amount, as described above;

(b)                                 if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)                                  if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;(19)

(d)                                 if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of International Funds, such instruments are

(19)

In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)                                  if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of an International Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.(20)

Each Business Day, before the open of trading on the Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day.  The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

In order to defray the transaction expenses, including brokerage cost and other expenses, that may be incurred by a Fund when investors purchase or redeem Creation Units, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) to be borne only by such purchasers or redeemers.  Where a Fund permits an in-kind purchaser to substitute

(20)	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

cash in lieu of depositing a portion of the Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing those securities.  The exact amounts of such Transaction Fees will be determined separately for each Fund.  The Transaction Fee is designed to protect the continuing shareholders of a Fund against the dilutive costs associated with the transfer or purchase of Deposit Instruments in connection with the purchase of Creation Units and with the transfer or sale of Redemption Instruments in connection with the redemption of Creation Units.  Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

Creation Units generally will be aggregations of at least 50,000 Shares.  Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(l) of the Act except as permitted by the Investing Fund Relief, if granted, or another exemptive order that permits investment companies to invest in a Fund beyond those limitations.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either (1) a “Participating Party,” i.e., a Broker or other participant in the Shares Clearing Process (as defined below), or (2) a DTC Participant, which in either case has executed an agreement with the Trust, the Distributor and the Transfer Agent, with respect to creations and redemptions of Creation Units (“AP Agreement”).  An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.  The Distributor will be responsible for transmitting orders to the Funds.  In the case of the Funds of Funds and Equity Funds, Authorized Participants making payment for Creation Units placed through the Distributor must either (1) initiate instructions through the Continuous Net Settlement System (the “CNS System”) of the NSCC as such processes have been enhanced to effect purchases and redemptions of Creation Units (the “Shares Clearing Process”) or (2) deposit the Deposit Instruments and the Cash Amount (the “Fund Deposit”) with the Trust “outside” the Shares Clearing Process through the facilities of DTC.  In the case of Fixed Income Funds, Authorized Participants must follow the creation procedures specified in Section E.2. herein under “Settlement and Clearing of Fixed Income Funds.”(21)

All orders to create a Creation Unit must be received by the Distributor no later than the order cut-off time for the Fund(22) (typically, the close of the regular trading session on the Exchange, which is ordinarily 4:00 p.m. Eastern time) (the “Closing Time”) on the date such order is placed, as described in the AP Agreement, in order for creation of Creation Units to be effected based on the NAV of Shares as next determined on such date.  The Distributor may reject any order to purchase Shares that is not submitted in proper form.  In addition, a Fund may reject a purchase order transmitted to it by the Distributor if (1) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the outstanding

(21)

Applicants anticipate that creation and redemption procedures for Balanced Funds will be similar to those applicable to Fixed Income Funds; however, the specific procedures will be established prior to a Balanced Fund’s inception.

(22)

On days when the Exchange or bond markets close earlier than normal, a Fixed Income Fund may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the order cut-off time for custom orders is expected to be no later than 11:00 a.m. Eastern Time. In addition, orders to purchase Creation Units in each Fixed Income Fund may not be accepted on any day when the bond markets are closed.

Shares of such Fund; (2) the required Fund Deposit is not delivered; (3) the acceptance of the Fund Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code; (4) the acceptance of the Fund Deposit would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who was banned from trading in securities; (5) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Distributor, have an adverse effect on the Trust or the Fund or the rights of beneficial owners; or (6) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes.  Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Distributor, the Custodian, NSCC or any other participant in the purchase process, and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Fund’s prospectus (“Prospectus”) to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

2.  Creation Procedures Applicable to Funds of Funds and Equity Funds

An entity purchasing Creation Units may use the Shares Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Fund Deposit to the Trust, along with the appropriate Transaction Fee.  Upon the deposit of such Fund Deposit in payment for such Creation Units placed through the Distributor such Shares will be delivered to the purchaser thereof.

An entity purchasing Creation Units “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Instrument and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the Shares Clearing Process.  Upon the deposit of the requisite Fund Deposits in payment for Creation Units placed through the Distributor such Creation Units will be delivered to the purchasers thereof.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the date such request is submitted, and (ii) arrangements satisfactory to the Trust are in place for payment of the Cash Amount and any other cash amounts which may be due, the Trust will accept the order, on behalf of the Fund, subject to its right (and the right of the Adviser) to reject any order not submitted in proper form.

Once the Trust has accepted an order on behalf of the Fund, upon the next determination of the NAV per Share of the Fund, the Trust will confirm the issuance, against receipt of payment, of a Creation Unit at such NAV per Share.  The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

Upon the deposit of a Fund Deposit in payment for a Creation Unit, Shares in a Creation Unit will be delivered to the purchaser.(23)  When the Custodian has confirmed that the required securities included in the Fund Deposit (or the cash value thereof) have been delivered

(23)

To the extent contemplated by an AP Agreement, Creation Units will be issued to such Authorized Participant notwithstanding the fact that the corresponding Fund Instruments have not been received in part or in whole, in reliance on the undertaking of the Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral consisting of cash in the form of U.S. dollars in immediately available funds (marked-to-market daily) of 105% or more of the value of the missing Deposit Instruments. The AP Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Deposit Instruments and the value of the collateral.

to the Custodian, the Custodian shall notify the Distributor, and the Fund will issue and cause delivery of the Creation Unit.

3.  Creation Procedures Applicable to Fixed Income Funds

See Section E.2. herein entitled “Settlement and Clearing of Fixed Income Funds” for the creation procedures applicable to Fixed Income Funds.

4.  Creation Procedures Applicable to International Funds

For International Funds, the purchase of a Creation Unit will operate as follows.  Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Custodian.  The Custodian will then inform the appropriate sub-custodians.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Instruments or a cash-only payment, as applicable (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with appropriate adjustments as determined by the International Fund.  Deposit Instruments or a cash-only payment as applicable, must be delivered to the accounts maintained at the applicable sub-custodians.  The sub-custodians will confirm that the required securities or cash have been delivered and the Custodian will notify the Adviser and the Distributor.  Creation units will not be issued until Deposit Instruments or a cash-only payment as applicable, have been delivered to the accounts maintained at the applicable sub-custodians.

D.                                    Pricing.

The price of Shares trading on the Exchange will be based on a current bid/offer market.  No secondary sales will be made to Brokers at a concession by the Adviser/Distributor or by a Fund.  Transactions involving the sale of Shares on the Exchange will be subject to customary brokerage commissions and charges.  The initial price of Shares on the Exchange is expected to be in the range of $10 to $100 per Share.  The price of a Creation Unit is expected to range from $500,000 (assuming the minimum number of 50,000 Shares at the lowest price of $10) to $5,000,000 (assuming 50,000 Shares at the highest price of $100).

E.                                      Additional Considerations Regarding Redemptions.

Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund.  Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Fund.  Redemption orders must be placed by or through an Authorized Participant.  The Trust will redeem Shares of a Fund on any Business Day.  Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act and pursuant to the requested relief with respect to the International Funds discussed below.  Redemption requests must be received by the order cut-off time for the Fund (typically 4:00 p.m. Eastern Time) to be redeemed that day.  In the case of custom redemptions(24) the order generally must be received by the Distributor no later than one hour earlier than the standard cut-off time.

A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit.

1.  Redemption Procedures Applicable to Funds of Funds and Equity Funds

Creation Units may be redeemed through the Shares Clearing Process.  Procedures for such redemptions are analogous (in reverse) to those for purchases through the Shares Clearing Process.  Creation Units may also be redeemed outside the Shares Clearing

(24)

Custom redemption orders may be placed by an Authorized Participant in the event that the Trust permits the substitution of an amount of cash to replace any Redemption Instruments which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction.

Process; however, a higher Transaction Fee will be charged.(25)  As discussed above, a redeemer will pay a Transaction Fee to offset the Fund’s trading costs, operation processing costs, brokerage commissions and other costs incurred in transferring the Redemption Instruments from its account to the account of the redeeming investor.  An entity redeeming Shares “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process.  A redeemer receiving cash in lieu of one or more Redemption Instruments may also be assessed a higher Transaction Fee on the cash-in-lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Redemption Instruments.  This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash-in-lieu portion as described above.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Transfer Agent from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trust and (ii) arrangements satisfactory to the Trust are in place for the Authorized Participant to

(25)

To the extent contemplated by the AP Agreement, in the event the Authorized Participant has submitted a redemption request in proper form and is unable to transfer all or part of the Creation Unit to be redeemed to the Transfer Agent, on behalf of the Fund, at or prior to Closing Time of the regular trading session on the Exchange on the date such redemption request is submitted, the Transfer Agent will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral consisting of cash having a value (marked-to-market daily) at least 105% of the value of the missing Shares. The current procedures for collateralization of missing Shares require, among other things, that any cash collateral shall be in the form of U.S. dollars in immediately-available funds and shall be held by the Custodian and marked-to-market daily, and that the fees of the Custodian and any sub-custodians in respect of the delivery, maintenance and redelivery of the cash collateral shall be payable by the Authorized Participant. The AP Agreement will permit the Trust, on behalf of the affected Fund, to purchase the missing Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Shares and the value of the collateral.

transfer or cause to be transferred to the Trust the Creation Unit being redeemed through the book-entry system of DTC on or before contractual settlement of the redemption request.

Because each Fund will typically redeem Creation Units in-kind, a Fund will not have to maintain significant cash reserves for redemptions.  This will allow the assets of a Fund, under normal circumstances, to be as fully invested as the Adviser believes is appropriate for the Fund.  Accordingly, each Fund will be able to be more fully invested than certain other investment products that must allocate a greater portion of their assets for cash redemptions.

2.  Settlement and Clearing of Fixed Income Funds

The Deposit Instruments and Redemption Instruments of each Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; and through DTC for U.S. corporate and non-corporate (other than U.S. government) fixed income securities.  Settlement and clearing of foreign securities presently cannot be made using the DTC Process.  This is true for current ETFs which hold foreign securities.  For Funds utilizing the in-kind process, the Custodian will monitor the transfer of the Deposit Instruments and will instruct the movement of the Shares only upon validation that the Deposit Instruments have settled correctly.

DTC or its nominee will be the record or registered owner of all outstanding Shares.  Ownership of Shares will be shown on the records of DTC or DTC participants.  Shares will be registered in book entry form only, which records will be kept by DTC.

As with the settlement of Fund of Funds and Equity Fund transactions outside of the CNS System, (i) Shares of the Fixed Income Funds and U.S. corporate and non-corporate bonds (other than U.S. government securities) will clear and settle through DTC, (ii) U.S. government securities and cash will clear and settle through the Federal Reserve System, and (iii) non-U.S. fixed income securities and money market securities will clear and settle through the appropriate sub-custodian and the standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction.  More specifically, creation transactions will settle as follows: on settlement date (generally T + 3) an Authorized Participant will transfer Deposit Instruments that are U.S. corporate and non-corporate bonds (other than U.S. government securities) through DTC to a DTC account maintained by the Funds’ Custodian, and Deposit Instruments that are U.S. government securities, together with any Cash Amount, to the Custodian through the Federal Reserve System.  For non-U.S. fixed income securities, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Funds’ Custodian.  The Custodian will then inform the appropriate subcustodians.  The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Instruments and/or the cash value of all or a part of such securities, in the case of a permitted or required “cash-in-lieu” amount, with any appropriate adjustments as determined by the Fund.  Once the Custodian has verified the receipt of all the Deposit Instruments (or in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Instruments, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Cash Amount, the Custodian will notify the Distributor and the Adviser.  The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC.  DTC will then credit the Authorized Participant’s DTC account.  The clearance and settlement of a redemption transaction essentially reverses the process described above.  After a Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Redemption Instruments and any Cash Amount.  On T + 3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Redemption Instruments that are corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and Redemption Instruments that are U.S. government securities, together with any Cash Amount through the Federal Reserve System.  Non-U.S. fixed income securities will clear and settle through the appropriate sub-custodian as described above.

Shares of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants.  Because creation/redemption transactions for Shares of the Fixed Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Instruments (on a creation) or one or more Redemption Instruments (on a redemption) will not be facilitated by the CNS System.  Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Instruments in connection with an “in-kind” creation of Shares.  In case of a failed delivery of one or more Deposit Instruments, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Instrument.  The Funds will be protected from failure to receive the Deposit Instruments because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Instruments (or collateral for failed Deposit Instruments) and Cash Amount.  In the case of redemption transactions, the Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the delivery of Redemption Instruments and the Cash Amount) until the Transfer Agent has received confirmation of receipt of the Authorized Participant’s incoming Creation Units.  In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the

Deposit Instruments and Redemption Instruments, the Funds plan to settle transactions in corporate bonds and non-corporate bonds (other than U.S. government securities) and Shares on the same T + 3 settlement cycle.

Applicants believe that the clearing and settlement process will not affect the arbitrage of Shares of the Fixed Income Funds.(26)

3.  Redemption Procedures Applicable to International Funds

When redeeming a Creation Unit of an International Fund and taking delivery of Redemption Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.  If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible or practicable to deliver Redemption Instruments in-kind in certain jurisdictions, the Fund may redeem Creation Units of Shares, in whole or in part, for cash.  In these situations, all redeeming shareholders will be required to accept cash redemption in an amount equal to the appropriate portion of the aggregate NAV of the Creation Unit(s) redeemed minus the applicable

(26)

Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (i.e., T + 3) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Redemption Instruments through the Shares T + 3 settlement date. As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T + 3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a premium to NAV that reflects these interest and coupon payments. Applicants believe that this apparent premium should not have any impact on arbitrage activity or the operations of the Funds. The Specialists and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

Transaction Fee, which may be higher to cover costs incidental to converting Redemption Instruments to cash.

F.                                      Dividends, Distributions and Taxes.

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies.  Certain of the Funds may pay dividends, if any, on a quarterly or more frequent basis.  Dividends will be paid to record owners in the manner described below.  Distributions of realized capital gains, if any, generally will be declared and paid once a year but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.  Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to owners of Shares.  Dividend payments will be made through DTC and the DTC Participants to record owners.

Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code.  The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

G.                                     Shareholder Transaction and Operational Fees and Expenses.

No sales charges for purchases of Shares of any Fund are expected to be imposed.  Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with the purchase and redemption of Creation Units of its Shares.  From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified as determined by the Adviser to be in the best interest of shareholders.  All other expenses incurred in the operation of the Trust will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party.

H.                                    Dividend Reinvestment Service.

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by Share owners for reinvestment of their cash proceeds.  Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual Share owners participating in such a service.

I.                                         Availability of Information.

Applicants believe that a great deal of information will be available to prospective investors about the Funds.

The Funds’ website, which will be publicly available prior to the public offering of Shares, will include, or will include links to, the current Summary Prospectus,(27) Prospectus, Statement of Additional Information “SAI”), and most recent annual and semi-annual reports to shareholders (“Shareholder Reports”), if required.  The website will include additional quantitative information updated on a daily basis, including, on a per Share basis, for each Fund, daily trading volume, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),(28) and a

(27)	As defined in Investment Company Act Release No. 28584, Enhanced Disclosure and New Prospectus Delivery Option for Registered Open—End Management Investment Companies (Jan. 13, 2009).

(28)

The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

calculation of the premium and discount of the market closing price or the Bid/Ask Price against the NAV.  On each Business Day, before commencement of trading in Shares on the Exchange, each Fund will disclose on its website the identities and quantities of the portfolio securities and other assets held by the Fund, and any open short positions taken by the Fund, that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.  The website and information will be publicly available at no charge.

Investors interested in a particular Fund can also obtain the Fund’s SAI, the Fund’s Shareholder Reports and its Form N-CSR and Form N-SAR, filed twice a year.  The Trust’s SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at: www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company.  Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services.  The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers.  The Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Instruments and the estimated Cash Amount.  The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

J.                                        Sales and Marketing Materials.

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.”  Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public may associate with a conventional mutual fund.  Instead, each Fund will be marketed as an “actively managed exchange-traded fund.”  No Fund marketing materials (other than as required in the Fund’s Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds.  Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities.  Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

K.                                    Third-Party Broker-Dealer Issues.

Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.

For example, a Broker and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

IV.                                APPLICANTS’ PROPOSAL: INVESTING FUNDS

A.                                   The Investing Funds.

As discussed above, the Investing Funds will be registered management investment companies and registered UITs that will enter into a participation agreement with a Fund (a “Participation Agreement”) in which they seek to invest in reliance on the requested Order.  The Investing Funds will not be part of the same group of investment companies as the Funds, although an Adviser may serve as a subadviser (within the meaning of Section 2(a)(20)(B) of the Act) to an Investing Fund.  Each Investing Trust will have a sponsor (a “Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (each, an “Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser.  Each Investing Management Company may also have one or more investment subadvisers within the meaning of Section 2(a)(20)(B) of the Act (each, an “Investing Fund Subadviser”).  Each Investing Fund Adviser and any Investing Fund Subadviser will be registered as an investment adviser under the Advisers Act.

B.                                     Proposed Transactions.

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(l)(A) and (B) of the Act.  Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Sections 17(a)(1) and (a)(2) of the Act.

C.                                     Fees and Expenses.

Shares of the Funds are expected to be sold without sales loads and will have average annual total operating expenses that are generally expected to be lower than actively managed mutual funds with similar investment objectives and policies that are not ETFs.  Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges.  Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions.  For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units.  Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses.  As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.                                    Conditions and Disclosure Relating to the Investing Fund Relief.

Like prior applicants, Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not be advised by the Adviser as the primary investment adviser, but may be subadvised by the Adviser.  To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a Participation Agreement with the Fund.  The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief.  The Participation Agreement also will include an acknowledgment from the

Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

V.                                    IN SUPPORT OF THE APPLICATION

A.                                   ETF Relief.

1.  Standards For Requested Relief

Applicants seek an order from the Commission permitting:  (a) the Funds to issue shares redeemable in Creation Units only that can be traded on an exchange at market prices; (b) International Funds to pay redemption proceeds more than seven (7) calendar days after Shares are tendered for redemption; and (c) affiliated persons of the Funds to buy from and sell securities to the Funds in connection with the in-kind purchase and redemption of Shares.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of...[the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest.  Among other benefits, availability of Shares would:  provide increased investment opportunities, which should facilitate diversified investment; provide in the case of individual tradable Shares, a low-cost security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; provide a security that should be freely available in response to market demand;

provide competition for comparable products available in U.S. markets; and provide a more tax-efficient investment vehicle than most traditional mutual funds.(29)

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”(30)  The Shares proposed to be offered would provide a new ETF available to both retail and institutional investors.  As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction, including the consideration to be paid or received are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the Act]; and the proposed transaction is consistent with the general purposes of [the Act].”

Applicants believe the planned operation of the Funds meets the criteria for exemption set forth in Section 17(b).  The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate.  In each case,

(29)	Because creations and redemptions are primarily done in-kind, each Fund generally may realize fewer capital gains than a traditional mutual fund.

(30)

Investment Company Act Release No. 17534 (June 15, 1990), at 84. See also, Protecting Investors: A Half Century of Investment Company Act Regulation, Report of the Division of Investment Management, United States Securities and Exchange Commission (May 1992) (the “Half Century Report”) at 506-507.

Creation Units are sold and redeemed by a Fund at their NAV.  The Fund Deposit and Redemption Instruments for a Fund are based on a standard applicable to all and valued in the same manner in all cases.  Such transactions do not involve “overreaching” by an affiliated person.  In addition, absent the limited circumstances described earlier, the Fund Deposit and Redemption Instruments will be the same.  Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of the proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policy and that of the Fund as described herein; and are consistent with the general purposes of the Act.

B.                                     Investing Fund Relief.

With respect to the exemptive relief specified below regarding Sections 12(d)(1)(A) and (B), relief is requested pursuant to Section 12(d)(1)(J) of the Act.  Section 12(d)(1)(J) provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of the National Securities Markets Improvement Act of 1996 (“NSMIA”), which added Section 12(d)(1)(J) to the Act, directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to the conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adopting of the Act’s restrictions against investment companies are not repeated.(31)

(31)	See H.R. Rep. No. 62, 104th Cong. 2d Sess., at 43-44 (1996).

Applicants submit that the proposed Conditions to the relief requested in this Application adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and (B), and that the requested exemption is consistent with the public interest and protection of investors.  Applicants also submit that the proposed transactions are consistent with the congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way,” as the concept of investment companies investing in other investment companies evolves over time.(32)

Applicants also are seeking relief from Section 17(a) of the Act for any transactions in Creation Units between a Fund and any Investing Fund that owns 5% or more of a Fund’s Shares before such transaction.  Although Applicants believe that most Investing Funds will purchase Shares of the Funds in the secondary market and will not purchase Creation Units directly from a Fund, an Investing Fund that owns 5% or more of a Fund might seek to transact in Creation Units directly with a Fund.(33)  Applicants believe that an exemption from Section 17(a) is appropriate under (1) Section 6(c) because the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and (2) Section 17(b) because the proposed transactions with respect to the Investing Funds, including the consideration to be paid or received for the Creation Units, is reasonable and fair and does not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policies and that of each Fund; and will be consistent with the general purposes of the Act.

(32)	See Id. at 43-44.

(33)

Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because the Adviser is also an investment adviser to the Investing Fund.

The Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.  Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the Act.  The Participation Agreement also will include this acknowledgement.

C.                                     Benefits of the Proposal.

1.  ETF Relief

Applicants believe that Shares of the Funds would provide significant benefits to investors and that a grant of relief would be consistent with Section 6(c) of the Act.  Applicants believe the operation of the Funds, among other things, would provide investors the same benefits of traditional index-based ETFs while providing them with the opportunity to invest in an actively managed ETF that has a specific investment objective and investment strategy that suits investors’ individual investment goals.  Applicants believe that the operation of the Funds also would provide investors with the same benefits available from the actively managed ETFs that recently received Commission orders.  Applicants note that in the Proposing Release, the Commission stated that “we believe that permitting fully transparent, actively managed ETFs would provide additional investment choices for investors.”(34)

(34)	See Proposing Release at 21.

As with other similar products for which the Commission has granted exemptive relief, the price at which Shares trade should be disciplined by arbitrage opportunities created by the option to purchase or redeem Shares in Creation Unit aggregations.  This should help ensure that Shares will not trade at a material discount or premium in relation to their NAV.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.  The exemptions and Order requested are substantially similar to those granted by the Actively Managed ETF Orders and the Index-Based ETF Orders.  Based on the foregoing, Applicants request the exemptive relief as set forth below.

2.  Investing Fund Relief

Applicants believe that the opportunity to invest in Shares should provide asset allocation and diversification benefits to Investing Funds and that the shareholders of Investing Funds stand to benefit from the investment strategies that will be used by the Funds.  Because Shares can be purchased intra-day during regular market hours of operation, they may be of particular value for Investing Funds that want to make immediate adjustments to their portfolio, temporarily equitize cash or gain exposure to the particular investment strategies offered by the Funds.  By investing in Shares, Investing Funds could have the opportunity to (1) quickly invest cash in a liquid instrument that has a specific investment objective; (2) diversify investment exposure; (3) short or hedge exposure; and (4) easily adjust portfolio exposure to specific strategies.

VI.                                REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS - ETF RELIEF

Applicants request a Commission order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the

Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act.

A.                                   Sections 2(a)(32) and 5(a)(1).

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer.  Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent.  Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities.  In light of this possible analysis, Applicants request an order under Section 6(c) granting an exemption from Sections 5(a)(l) and 2(a)(32) that would permit the Trust (or any Fund, if applicable) to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund.  Creation Units are always redeemable in accordance with the provisions of the Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption.  Moreover, listing on the Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market.  Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions granted by the Commission that allow index-based ETFs and, more recently,

actively managed ETFs, to redeem their shares only in Creation Units.  While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV could exist with actively managed ETFs, such significant deviations are unlikely because each Fund’s portfolio holdings will be fully transparent.  As noted above, each Fund intends to disclose daily on its website on each Business Day, before commencement of trading of Shares on the Exchange, the identities and quantities of the portfolio securities and other assets held by the Fund, and any open short positions taken by the Fund, that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.  Because market participants will be aware, at all times, of each Fund’s portfolio securities and other assets which form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based ETFs and other actively managed ETFs.  Further, as noted herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion.  Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.                                     Section 22(d) and Rule 22c-1.

Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the prospectus.  Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV.  Shares of each Fund will be listed on the Exchange.  The Shares will trade on and away from the Exchange(35) at all times on the basis of current Bid/Ask prices.  Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1.  Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares.  While there is limited legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-l, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering Shares at less than the published sales price and repurchasing Shares at more than the published redemption price.(36)

Applicants believe that none of these purposes will be undermined by permitting Shares to trade in the secondary market at negotiated prices.  Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation.  In light of these constraints, Applicants believe that the portfolios could not be managed or manipulated to produce benefits for one group of purchasers

(35)	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

(36)	See Half Century Report at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

or sellers to the detriment of others.  Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.  Applicants contend that the proposed distribution system also will be orderly.  Anyone may sell or acquire Shares by purchasing them on an Exchange or by creating or redeeming a Creation Unit.  Therefore, no Broker should have an advantage over another Broker in the sale of Shares.  In addition, as described above, Applicants believe that in light of the fact that the Funds will be fully transparent, arbitrage activity should ensure that differences between NAV and market prices remain low.

Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds.  This feature will be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices.  With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units.  Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.                                     Section 22(e).

Applicants seek an order from the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act.  Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except:

“1.         for any period (A) during which the New York Stock Exchange is closed other than customary week-end and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

2.               for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

3.               for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for International Funds will be contingent not only on the securities settlement cycle of the U.S. market, but also on the delivery cycles in local markets for the underlying foreign securities held by the International Funds.  Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for International Funds, in certain circumstances, during the calendar year.  Accordingly, with respect to International Funds that deliver Redemption Instruments in kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such International Funds.  Applicants request that relief be granted such that each of the International Funds holding Redemption Instruments that require a delivery process in excess of seven calendar days, up to a maximum of 14 calendar days, may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the portfolio securities of each such International Fund customarily clear and settle.  With respect to Future Funds that will be International Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).  It is possible that the proclamation of new or special holidays,(37) the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours(38)), or the elimination of existing holidays or changes in local securities delivery practices could delay a delivery of redemption proceeds so that it does not occur within seven days, but all such deliveries will be made within 14 calendar days after a

(37)

Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

(38)

A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

redemption request is made in proper form.(39)  Under these circumstances, Applicants would notify shareholders as soon as reasonably practicable.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the redemption proceeds for each International Fund.  Except as set forth herein or as disclosed in the SAI for any International Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the International Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of an International Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of Section 22(e).  Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries as is currently practicable in the principal market(s) for the portfolio securities of a given International Fund.  Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and

(39)

Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets changed to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof.  As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible (taking into account the best interest of the Funds) principally as a method of assuring the fullest investment of Fund assets in portfolio securities as deemed warranted by the Adviser (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds).  Applicants are not seeking relief from Section 22(e) with respect to International Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each International Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to 14 calendar days, following the date on which a request for redemption in proper form is made.  Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  In light of the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.  Applicants note that the requested exemptive relief from Section 22(e) is virtually identical to the relief sought by previous applicants.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

D.                                    Sections 17(a)(1) and (a)(2).

Applicants seek an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of one or more of the following:  (i) holding 5% or more, or more than 25%, of all of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25% of the shares of one or more funds affiliated with the Funds.

Section 17(a) of the Act, in general, makes it: unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter or principal underwriter, acting as principal:

“1.           knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof;

2.             knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer)”

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a).  Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).  The Commission, under Section 6(c) of the Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a).(40)

Section 2(a)(3) of the Act defines an affiliated person as:

“(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

Section 2(a)(9) of the Act defines “control” of a fund as “the power to exercise a controlling influence over the management or policies of” the fund and provides that “[a]ny

(40)	See, e.g., Keystone Custodian Funds, Inc., 21 SEC 295 (1945).

person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

If Creation Units of all of the Funds or one or more particular Funds are held by relatively few investors, including Specialists or Market Makers, some or all of such investors could be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore would be deemed to be affiliated persons of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act.  Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for Creation Units, and likewise, Section 17(a)(2) could be read to prohibit such persons from receiving the Redemption Instruments.  Furthermore, one or more investors, or the Specialist or Market Maker in connection with such person’s market making activities, might each accumulate 5% or more of a Fund’s Shares.  Additionally, one or more holders of Shares, or a Specialist or Market Maker, might from time to time, accumulate in excess of 25% of the Shares of one or more Funds, and such persons could therefore be deemed to be affiliated persons of the Trust or such Funds under Section 2(a)(3)(C) of the Act.  In addition, there exists a possibility that, with respect to one or more other registered investment companies (or series thereof) advised by the Adviser, a large institutional investor could own 5% or more of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund.  The Funds may be deemed to be controlled by the Adviser and hence are affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an “Affiliated Fund”).  Applicants request an exemption from Section

17(a) of the Act pursuant to Section 6(c) in addition to an exemption pursuant to Section 17(b) of the Act to permit any persons that are affiliated persons of the Funds solely by virtue of owning 5% or more, or in excess of 25% of the outstanding Shares of the Trust or one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated persons of the Trust or the Funds) or holders of 5% or more of one or more other registered investment companies (or series thereof) advised by the Adviser, or in excess of 25% of the outstanding shares of such investment company (or series thereof), to effectuate purchases and redemptions through in-kind transactions.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units.  Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund.  All will be issued and redeemed in the same manner.  There will be no discrimination between purchasers or redeemers.  Deposit Instruments will be valued in the same manner as those of Redemption Instruments currently held by the relevant Funds and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.  Except for permitted cash-in-lieu amounts, the Fund Deposit and Redemption Instruments will be the same regardless of the identity of the purchaser or redeemer.

Applicants also note that the ability to take deposits and make redemptions in-kind could help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives.  Applicants believe that in-kind purchases and redemptions will not result in abusive self-dealing or overreaching.  Applicants further believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards.  The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for affiliated persons or second-tier affiliates to effect a transaction detrimental to the other holders of Shares of that Fund.  Similarly, Applicants submit that, by using the same standards for valuing portfolio securities held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

Accordingly, Applicants respectfully request that the Commission grant relief under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act to the extent necessary to permit all persons that may be deemed affiliated persons by virtue of a 5% ownership or an ownership in excess of 25% (and affiliated persons of such affiliated persons, so long as they are not otherwise affiliated persons of the Trust or the Funds) to purchase and redeem Creation Units in-kind.

For the reasons set forth above, Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

E.                                      Discussion of Precedent.

Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the exemptive relief obtained by previous applicants.(41)  Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is virtually identical to the exemptive relief obtained by previous applicants.(42)  Applicants’ requested relief with respect to Section 22(e) is virtually identical to the exemptive relief obtained by previous applicants.(43)

Applicants’ requested relief with respect to Sections 17(a) and 17(b) is virtually identical to the exemptive relief obtained by prior applicants with respect to the actively managed ETF relief.(44)

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to index-based ETFs; however, the relief is substantially similar to the recent relief granted by the Actively Managed ETF Orders.(45)  Applicants believe that the Funds do not raise any significant new regulatory issues.  As discussed above, the portfolios of the Funds will be fully transparent, thereby permitting

(41)	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order and Foreign Order, supra, note 3.

(42)	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order, Nasdaq-100 Order, Foreign Order, MidCap Order, SPDR Order and SuperTrust Order, supra, note 3.

(43)

See, e.g., In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 28653 (Mar. 20, 2009); In the Matter of Grail Advisors, LLC, et al., Investment Company Act Release No. 28604 (Jan. 16, 2009); In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27784 (Apr. 25, 2007); and In the Matter of WisdomTree Investments, et al., Investment Company Act Release No. 27391 (June 12, 2006).

(44)	See Id.

(45)	See, e.g., AdvisorShares Order, PIMCO Active Order, WisdomTree Order II, PowerShares Order II, supra, note 2.

arbitrage activity to the same extent as existing index-based ETFs and recently approved actively managed ETFs.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, virtually identical to that requested herein, to index-based and actively managed ETFs, is equally applicable to the Funds.

VII.                            REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS - INVESTING FUND RELIEF

A.                                   Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a).

1.               Section 12(d)(l)

Section 12(d)(1)(A) of the Act, in general, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(l)(B) of the Act, in general, prohibits a registered open-end investment company, its principal underwriter and any broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.  Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act.  Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of

Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

2.               Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.(46) In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.(47) As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.(48)

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).(49) These abuses included: (i) undue influence through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).(50)

(46)	See House Hearing, 76th Cong., 3d Sess., at 113 (1940).

(47)	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

(48)	See House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

(49)	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 10-11 (1970).

(50)	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants submit that the concerns underlying Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.

a.  Threat of Large-Scale Redemptions

Applicants’ submit that their proposed Conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Condition B.1 to this Application limits the ability of an Investing Fund’s Advisory Group (as defined below) and an Investing Fund’s Subadvisory Group (as defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act.  For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor.  An “Investing Fund’s Subadvisory Group” is defined as the Investing Fund Subadviser, any person controlling, controlled by or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates (as defined below) from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate (as defined below).  For purposes of this Application, an “Investing Fund Affiliate” is defined as any Investing Fund Adviser, Investing Fund Subadviser, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities.  A “Fund Affiliate” is defined as the investment adviser(s), promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for an Investing Fund, and certain affiliates of an Investing Fund, to exercise undue influence over a Fund and certain of its affiliates (including Underwriting Affiliates (as defined below)).  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Subadviser, employee or Sponsor is an affiliated person.  An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act.  In addition, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to ensure that the board of directors and the investment adviser or Trustee (as defined below) and Sponsor of the Investing Fund, as applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order.  A representation to this effect is required to be included in the Participation

Agreement which must be in effect between the Trust (or Future Fund if it is not a series of the Trust) and an Investing Fund at the time an investment is made in excess of Section 12(d)(1)(A).

A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Participation Agreement with the Investing Fund.

b.  Layering of Fees and Expenses

With respect to concerns regarding the layering of fees and expenses, Applicants propose several conditions.  Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees, will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

Also, in addition to Condition B.10 discussed above, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.  Under Condition B.5, an Investing Fund Adviser or an Investing Trust’s trustee (“Trustee”) or Sponsor will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser or Trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund.  In addition, the Investing Fund Subadviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Subadviser or an affiliated person of the Investing Fund Subadviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser.  Condition B.11 prevents any sales charges and/or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.(51) The Participation Agreement will also include an acknowledgement from the Investing Fund that it may rely on the Order only to invest in the Funds and not in any other investment company.

c.  Complex Structures

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements.  Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.  In keeping with the PPI Report’s concern with overly complex structures, the Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits.  In addition to avoiding excess complexity, the fact that the Funds will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A), except pursuant to exemptive relief permitting the Funds to invest in other investment companies for short-term cash management purposes, mitigates concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the Investing Fund Relief requested in this

(51)	All references to NASD Conduct Rule 2830 also include any successor or replacement rule that may be adopted by FINRA.

Application.  Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Investing Funds should be the same.

B.                                     Sections 17(a), 17(b) and 6(c)

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company on a principal basis.  Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person.  An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund.  In such cases, and for other reasons, the Fund could become an affiliated person, or a second-tier affiliate, of the Investing Fund.  As a result of that affiliation, direct sales and redemptions of a Fund’s Shares with an Investing Fund could be prohibited.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(1)                                  the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)                                  the proposed transaction is consistent with the policy of each registered investment company concerned; and

(3)                                  the proposed transaction is consistent with the general purposes of the Act.

As noted above, Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a).(52) Accordingly, Applicants also seek relief under Section 6(c).

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 17(a) of the Act was designed to prohibit self-dealing and other forms of overreaching of a fund by its affiliates.  The section addresses self-dealing by prohibiting a purchase or sale transaction involving a fund when an affiliate of the fund is a party to the transaction and has both the ability and the pecuniary incentive to influence the actions of the investment company.(53) For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve self-dealing or overreaching by affiliated persons.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections.  First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching or self-dealing.  Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s Registration Statement.(54)

(52)	See Keystone.

(53)	Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 15, 2001); ING Series Fund, Inc., SEC No-Action Letter (April 30, 2008).

(54)

To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary.

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund.  The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.  The Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  Applicants also believe that the requested exemptions are appropriate in the public interest.  Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes.  Applicants submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.                                     Discussion of Precedent.

Applicants’ requested relief with respect to Sections 12(d)(1)(A) and (B) and Section 17(a) is substantially the same as the exemptive relief obtained by previous applicants.(55)

VIII.                        CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following Conditions:

The requested relief, however, would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares in Creation Units.  The requested relief also is intended to cover the in-kind transactions that would accompany such sales and redemptions.

(55)	See, e.g., iShares Section 12(d)(1) Order, PowerShares Order and IndexIQ Order.

A.                                   Actively Managed Exchange-Traded Fund Relief.

1.                                       As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on an Exchange.

2.                                       Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.                                       The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.                                       On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on its website the identities and quantities of the portfolio securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

5.                                       No Adviser or Subadviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.                                       The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs.

B.                                     Investing Fund Relief.

Applicants agree that any Order granting the requested Investing Fund Relief will be subject to the following Conditions:

1.                                       The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.  The members of the Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares.  This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.                                       No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.                                       The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.                                       Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the disinterested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.                                       The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund.  Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser.  In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.                                       No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.                                       The Board of a Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund.  The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.                                       Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.                                       Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), an Investing Fund will execute a Participation Agreement with the Fund stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.  At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment.  At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate.  The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Fund and the Investing Fund will maintain and preserve a copy of the Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.                                 Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.                                 Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.                                 No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

IX.                                NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this Application should be directed to:

Rose F. DiMartino

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.  Applicants have attached as exhibits to the Application the required verifications.

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.

Neuberger Berman ETF Trust

Robert Conti is authorized to sign and file this document on behalf of Neuberger Berman ETF Trust pursuant to the authority granted to him as a Trustee under the Trust Instrument of the Trust.

Neuberger Berman ETF Trust

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Trustee
Date:	May 15, 2012

Neuberger Berman Management LLC

As Chief Executive Officer and Managing Director of Neuberger Berman Management LLC (the “Company”), Robert Conti is authorized to sign and file this document on behalf of the Company pursuant to the Amended and Restated Limited Liability Company Agreement of the Company dated as of May 4, 2009.

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	Chief Executive Officer and Managing Director
Date:	May 15, 2012

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Neuberger Berman ETF Trust

State of New York )

) ss:

County of New York )

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Neuberger Berman ETF Trust; that he is a Trustee of the Trust; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Robert Conti
Name:	Robert Conti
Date:	May 15, 2012

Neuberger Berman Management LLC

State of New York )

) ss:

County of New York )

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Neuberger Berman Management LLC; that he is the Chief Executive Officer and Managing Director of Neuberger Berman Management LLC and as such has the authority to sign and file this document on behalf of Neuberger Berman Management LLC; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Robert Conti
Name:	Robert Conti
Date:	May 15, 2012